Exhibit 99.3

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ACHIEVES 2012 PRODUCTION TARGET, COMPANY POISED FOR SHARPLY HIGHER PRODUCTION AND LOWER COSTS IN 2013

TORONTO, ONTARIO— (Marketwire — January 10, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today released operating results for the full year and fourth quarter 2012 and announced production and cost guidance for 2013.

Highlights

•                  Gold production in 2012 of 85,782 ounces (719,298 tonnes @ 3.9 grams per tonne), with gold poured from 2012 production of 85,184 ounces, in line with Company guidance

•                  Gold production in fourth quarter 2012 totaling 23,738 ounces (181,575 tonnes @ 4.2 grams per tonne), with gold poured of 24,041 ounces

•                  Key 2012 mine development and expansion objectives achieved with mining and milling capacity increased 25% to 2,500 tonnes per day (on track to reach 3,000 tonnes per day during second quarter 2013)

•                  Targets for 2013 include: strong production growth to between 120,000 and 135,000 ounces of gold, cash costs between US$800(1) and US$875(1) per ounce (including royalties), project spending of approximately $80 million and exploration spending of $10 million (largely related to in-mine drilling)

•                  Cash and bullion inventory at December 31, 2012 of approximately $61 million.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We finished 2012 strong with higher production and improved grades during the fourth quarter. For the full year, we achieved our production guidance, producing 85,782 ounces and pouring 85,184 ounces. Equally important, we met our key mine development and mill expansion objectives, including increasing both our mining and milling capacity by 25% to 2,500 tonnes per day. We remain on track to increase production capacity to 3,000 tonnes per day during the second quarter of this year.

“The progress we achieved in 2012 has positioned us for significantly higher production, reduced spending and improved cash operating costs in 2013. Production for the year is targeted at between 120,000 to 135,000 ounces of gold. Capital spending on mine development and mill expansion projects is forecast at approximately $80 million, with an additional $10 million budgeted for exploration, largely in-mine drilling. Cash operating costs in 2013 are targeted at US$800(1) to US$875(1) per ounce, including royalties.”

Details of the Company’s financial performance, including capital and exploration expenditures and operating costs, will be included in its full year and fourth quarter 2012 financial results to be released in March 2013.

Qualified Person

Mine development and operating activities at the Company’s Timmins assets are conducted under the supervision of Dan Gagnon, Senior Vice-President, Operations. Mr. Gagnon is a qualified person as defined by National Instrument 43-101 and has reviewed and approved the information included in this news release.

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or its most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com

Note 1. US$ cash operating costs calculated using a US$/CDN$ exchange rate at par.